Exhibit (a)(1)(ix)

Amended and Restated Highlights of the National Oilwell Varco, Inc. Stock Appreciation Right Exchange Program

Introducing the Stock Appreciation Right Exchange Program

The Stock Appreciation Right Exchange Program (the “Exchange Program”) is a one-time offer to exchange certain Stock Appreciation Rights (the “Eligible SARs Awards”) for a cash payment, replacement stock appreciation rights and new options to purchase Company common stock.

Because the outstanding Eligible SARs Awards can be settled only for cash, accounting rules require the Company to re-value them each quarter which could cause significant changes in reported compensation expense. Although the Amended SARs and New Options provide the Eligible Holders with the same future value, accounting rules treat them very differently. The New Options will not require this quarterly accounting treatment, which will simplify the Company’s accounting procedures and mitigate the expense variation in the Company’s reported financial results. The Company believes that the accounting treatment used for the New Options instead of existing Eligible SARs Awards will provide greater transparency for shareholders into the operating performance of the Company. The Cash Payment, the Amended SARs and the New Options are designed to provide you with the same potential economic benefits as your existing Eligible SARs Awards so as to maintain the retention and motivational value of our equity program.

This brochure provides a general description of the Offer and includes information you should consider when making your decision to participate in the Exchange Program.

For complete details on the Exchange Program, please read the Offering Memorandum included in this mailing. Many concepts and terms used in this brochure are further described and defined in the Offering Memorandum. Please read the Offering Memorandum in its entirety. If you need another copy of the Offering Memorandum, please send an e-mail directly to exchange.program@nov.com or call 346-223-4800, where you will be able to leave a voice message.

Your Participation is Voluntary

It is entirely your decision whether or not to participate in the Exchange Program. This is a one-time offer that opens on November 21, 2017 and is expected to close on December 20, 2017 at 9:00 p.m. Central Time, unless extended by us. You must make your Election before the Offer closes regardless of whether you accept or decline the offer to exchange Eligible SARs Awards.

Key Dates

Date	Action
November 21, 2017	Offer opens

November 21 — December 20, 2017	Election period

December 20, 2017 (9:00 p.m. Central Time)	Offer ends

Note that dates for the election period may change. In addition, we may, upon the occurrence of any of the conditions to the Offer set forth in Section 7 of the Offering Memorandum, decide to terminate this Offer at any time at or prior to the expiration of this Offer.

Exchange Program At-a-Glance

These are the basic provisions of the Exchange Program. This summary is qualified in its entirety by reference to the Offering Memorandum included with these materials.

Provision	Description
Eligible Holder	You will generally be eligible to participate in the Exchange Program if you are an active employee of the Company and its wholly-owned subsidiaries holding an Eligible SARs Award as of:
• The day the Offer opens (November 21, 2017), and • The day the Offer ends (currently expected to be December 20, 2017).

Ineligible Holder	You are ineligible to participate in the Exchange Program if you are a terminated employee, or you have submitted or received a notice of termination on, or prior to, the Expiration Date.

Eligible SARs Awards	Any outstanding and unexercised stock appreciation rights issued to Eligible Holders on February 24, 2016 and March 28, 2016 under the Company’s Stock Appreciation Rights & Phantom Equity Plan.

Cash Payment

The Cash Payment is the payment that will be paid to Eligible Holders in exchange for the spread (as defined below) as of the Expiration Date of the Exchange Program on the vested and unexercised portion of the tendered and accepted Eligible SARs Awards. In connection with the Offer, the Company is accelerating the vesting of the Eligible SARs Awards through the second vesting date such that each Eligible SARs Award tendered and accepted in the Offer will be deemed two thirds (2/3) vested as of the date the Offer expires.

The amount of the Cash Payment will be equal to (A) the number of vested and unexercised SARs tendered and accepted in the Exchange Program multiplied by (B) the excess (or the “spread”) of (i) the closing price of the Company’s common stock on the NYSE on the Expiration Date of the Exchange Program (the “Expiration Date Stock Price”) over (ii) the exercise price of the SARs.

Amended SARs

Amended SARs are the SARs that will be provided to Eligible Holders in exchange for the unvested portion of their tendered and accepted Eligible SARs Awards. Amended SARs will be evidenced by an amended and restated SARs award agreement under the SAR Plan that will include the new terms described below.

The number of Amended SARs will be equal to the number of unvested Eligible SARs Awards tendered and accepted in the Exchange Program (taking into account that the Company will accelerate the second vesting date for tendered and accepted Eligible SARs Awards).

The exercise price of each Amended SAR will be the same as the exercise price of the Eligible SARs Awards but the Amended SARs will be subject to a maximum value based on a per share price cap (the “Cap Price”) equal to the Expiration Date Stock Price, such that the maximum value per SAR payable under the Amended SARs will not exceed the difference between the Cap Price and the exercise price. In addition, the Amended SARs will automatically exercise if the closing price of the Company’s common stock equals or exceeds the Cap Price and the Amended SARs.

The Amended SARs will continue to vest to the same extent and proportion as the existing Eligible SARs Awards (taking into account that the Company will accelerate the second vesting date for tendered and accepted Eligible SARs Awards). The other terms and conditions of the Amended SARs will be set forth in an amended and restated SARs award agreement to be entered into as of the grant date. The other terms and conditions of each Amended SAR will be the same as those of the surrendered Eligible SARs Award it replaces. Each Amended SAR will be granted under the SAR Plan.

New Options

New Options are new awards of options to purchase Company common stock that will be granted to Eligible Holders provide the Eligible Holders with the upside that is forfeited in connection with the exchange of their Eligible SARs Awards for the current Cash Payment and the Amended SARs with a capped value. They will be issued pursuant to the Company’s Long Term Incentive Plan, as amended and restated (the “LTIP”).

The number of New Options will be equal to the number of Eligible SARs Awards (both vested and unvested) tendered and accepted in the Exchange Program.

The New Options will have a per share exercise price equal to the Cap Price on the Amended SARs. They will have a vesting schedule identical to the existing Eligible SARs Awards (taking into account that the Company will accelerate the second vesting date for tendered and accepted Eligible SARs Awards), such that on the grant date, two thirds (2/3) of the New Options will be vested. They will have the same expiration date as the existing Eligible SARs Awards.

The other terms and conditions of each New Option will be as set forth in the Company’s form of stock option agreement used in connection with the LTIP.

Election Period	You may elect to exchange your Eligible SARs Awards anytime between November 21, 2017 and 9:00 p.m. Central Time on December 20, 2017, unless the Offer is extended by us. You must continue to be an Eligible Holder at the time the Offer ends in order for your exchange election to be valid. Exchange elections received after 9:00 p.m. Central Time on December 20, 2017, unless the Offer is extended by us, will not be valid.

Grant Date of New Awards	We will pay you the Cash Payment on December 26, 2017, as part of our regular pay cycle, and issue the Amended SARs and New Options on the date the Offer expires. Grant documents for the Amended SARs and New Options will be provided to you promptly thereafter.

How to Exchange Your Eligible SARs Awards

Please read the following instructions for completing your exchange election.

If you choose not to exchange your Eligible SARs Awards, you will continue to hold your Eligible SARs Awards at their current exercise price until you exercise them, or until they expire or, in the case of certain terminations of employment, are otherwise forfeited.

Step 1: Get Ready

•	Carefully read all materials related to the Exchange Program.

•	If you have questions about the Exchange Program, you can call 346-223-4800, where you will be able to leave a voice message, or e-mail your questions to: exchange.program@nov.com.

•	Consult your personal financial and tax advisors.

Step 2: Make Your Election

You may make your Election by either of the following two methods: (1) make your Election electronically through the Company’s Intranet (the “Election Site”) using the “Election Site” hyperlink in the Company’s email communication to you; or (2) complete an Exchange Program Election Form (the “Election Form”), which form is included with the materials delivered to you, and submit the Election Form in PDF format by email to exchange.program@nov.com. To participate, you must make your Election no later than 9:00 p.m. Central Time on December 20, 2017, unless this Offer is extended.

Changing Your Election

You may change your Election at any time up to the close of the Offer at 9:00 p.m. Central Time on December 20, 2017, unless this Offer is extended. To do so, make a new Election pursuant to one of the two methods described above before 9:00 p.m. Central Time on December 20, 2017, unless this Offer is extended. New Elections made after this time will not be valid and your change will not be effective.

Shortly after the close of trading on the NYSE on December 20, 2017, the Company will send to each Eligible Holder an email setting forth the actual spread for calculating the Cash Payment, the Cap Price for the Amended SARs and the exercise price for the New Options.

Find Answers to Your Questions

If you have questions after reading all of the materials, please send an e-mail to exchange.program@nov.com or call 346-223-4800.

Important Legal Information

In order to participate in this Exchange Program, you must follow the instructions in the Offering Memorandum. You must be an Eligible Holder to participate in the Exchange Program, as fully described in the Offering Memorandum. Only certain outstanding and unexercised stock appreciations rights are eligible to be exchanged. These Eligible SARs Awards are fully described in the Offering Memorandum.

The Offering Memorandum contains valuable information that may help you decide whether or not to participate in the Exchange Program. For complete terms and conditions, please review the Offering Memorandum. If there is any discrepancy between this material and the Offering Memorandum, the Offering Memorandum will govern. Participation in the Exchange Program does not constitute a contract of employment or otherwise guarantee employment with the Company. This will be a one-time offer to exchange Eligible SARs Awards.

There can be no assurances that the price of our stock will increase and create value for holders of our incentive awards, or that exchanging Eligible SARs Awards for New Awards would be more advantageous than keeping the Eligible SARs Awards and not participating in the Exchange Program. The Company is not advising you as to whether or not to participate in the Exchange Program. Only you are responsible for deciding whether to exchange your Eligible SARs Awards. When you participate in an incentive award program, you take on a number of risks, including Company risk and market risk.

This material is for communication purposes only and is non-binding. The Company is not forecasting, in this or related materials, possible future increases, if any, in the value of Company common stock.

Hypothetical Payments and Grants under the Exchange Program

Based on Different Company Common Stock Prices

The tables below set forth (i) the amount of the Cash Payment, (ii) the number of and Cap Price on the Amended SARs and (iii) the number of and exercise price of the New Options that an Eligible Holder who participated in the Exchange Program would receive based on various hypothetical closing prices of the Company’s common stock on the Expiration Date of the Exchange Program. For purposes of each table, we have assumed that the Eligible Holder holds 3,000 Eligible SARs Awards.

The first table is for Eligible Holders who received their Eligible SARs Awards on February 24, 2016, with an exercise price of $28.24. The second table is for Eligible Holders who received their Eligible SARs Awards on March 28, 2016, with an exercise price of $31.49.

Please note that the Company will withhold taxes from the Cash Payment at the withholding rate applicable to each Eligible Holder that participates in the Exchange Program. Because the withholding amounts will vary, the amount to be withheld is NOT reflected in the Cash Payment amounts shown below. You should expect the Cash Payment amount to be reduced by at least 26.45% for tax withholdings, which amount may be higher depending on your year to date income and whether you are subject to state and/or local income tax.

Table 1: Eligible SARs Awards granted on February 24, 2016, with an exercise price of $28.24. Assumes the Eligible Holder exchanges 3,000 Eligible SARs, 2,000 of which are vested and exchanged for the Cash Payment and 1,000 of which are exchanged for Amended SARs.

Closing Stock Price on Expiration Date	Spread		Cash Payment*		Number of Amended SARs	Cap Price on Amended SARs	Number of New Options	Exercise Price on New Options
$28.24	$0.00	**	$0.00	**	1,000	$28.24	3,000	$28.24
$29.24	$1.00		$2,000.00		1,000	$29.24	3,000	$29.24
$30.24	$2.00		$4,000.00		1,000	$30.24	3,000	$30.24
$31.24	$3.00		$6,000.00		1,000	$31.24	3,000	$31.24
$32.24	$4.00		$8,000.00		1,000	$32.24	3,000	$32.24
$33.24	$5.00		$10,000.00		1,000	$33.24	3,000	$33.24
$34.24	$6.00		$12,000.00		1,000	$34.24	3,000	$34.24
$35.24	$7.00		$14,000.00		1,000	$35.24	3,000	$35.24
$36.24	$8.00		$16,000.00		1,000	$36.24	3,000	$36.24
$37.24	$9.00		$18,000.00		1,000	$37.24	3,000	$37.24
$38.24	$10.00		$20,000.00		1,000	$38.24	3,000	$38.24
$39.24	$11.00		$22,000.00		1,000	$39.24	3,000	$39.24
$40.24	$12.00		$24,000.00		1,000	$40.24	3,000	$40.24

*	The Cash Payment amount will be reduced by the amount of required tax withholding.
**	If the Company’s common stock price on the Expiration Date is equal to or less than the exercise price of $28.24, then the Eligible Holder is not entitled to any Cash Payment. See discussion at the end of this document.

Table 2: Eligible SARs Awards granted on March 28, 2016, with an exercise price of $31.49. Assumes the Eligible Holder exchanges 3,000 Eligible SARs, 2,000 of which are vested and exchanged for the Cash Payment and 1,000 of which are exchanged for Amended SARs.

Closing Stock Price on Expiration Date	Spread		Cash Payment*		Number of Amended SARs	Cap Price on Amended SARs	Number of New Options	Exercise Price on New Options
$31.49	$0.00	**	$0.00	**	1,000	$31.49	3,000	$31.49
$32.49	$1.00		$2,000.00		1,000	$32.49	3,000	$32.49
$33.49	$2.00		$4,000.00		1,000	$33.49	3,000	$33.49
$34.49	$3.00		$6,000.00		1,000	$34.49	3,000	$34.49
$35.49	$4.00		$8,000.00		1,000	$35.49	3,000	$35.49
$36.49	$5.00		$10,000.00		1,000	$36.49	3,000	$36.49
$37.49	$6.00		$12,000.00		1,000	$37.49	3,000	$37.49
$38.49	$7.00		$14,000.00		1,000	$38.49	3,000	$38.49
$39.49	$8.00		$16,000.00		1,000	$39.49	3,000	$39.49
$40.49	$9.00		$18,000.00		1,000	$40.49	3,000	$40.49

*	The Cash Payment amount will be reduced by the amount of required tax withholding.
**	If the Company’s common stock price on the Expiration Date is equal to or less than the exercise price of $31.49, then the Eligible Holder is not entitled to any Cash Payment. See discussion at the end of this document.

If the Company’s stock price on the Expiration Date is less than the exercise price on your Eligible SARs Awards that you tender for exchange, you will only receive New Options with an exercise price equal to the exercise price on your Eligible SARs Awards. You will not receive any Cash Payment or any Amended SARs. The Company will still accelerate the vesting of your Eligible SARs Awards through the second vesting date such that two thirds (2/3) of the New Options you receive will be vested on the date of grant.